4-11-02

02030348

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

CABLEVISIÓN S.A.
(Exact name of Registrant as specified in its charter)

CABLEVISIÓN S.A.
(Translation of Registrant's name into English)

Cuba 2370
(1428) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________

NY01:136291.1

CableVisión

www.cablevision.com.ar

Contacts in Buenos Aires

Santiago Peña
(5411) 4778-6520
spena@cablevision.com.ar

Martín Pigretti
(5411) 4778-6546
mpigretti@cablevision.com.ar

Cablevisión S.A. Reports 2001 Fourth Quarter Results

FOR IMMEDIATE RELEASE: Friday, March 22, 2002.

Buenos Aires, Argentina – Cablevisión S.A. ("CableVisión"), the largest multiple system operator (MSO) in Argentina, reported earnings before interest, taxes, depreciation and amortization ("EBITDA") of Argentine Pesos ("Ps.") 33.6 million for the fourth quarter of 2001, a decrease of Ps. 11.3 million from Ps. 44.9 million registered in the third quarter of 2001.

Macroeconomic review

Argentina has undergone a severe economic recession for the past four years, and the Argentine Government has recently taken emergency measures in an effort to break this cycle. These measures include the introduction of foreign exchange controls, the Government's suspension of certain payments on its outstanding debt, restrictions on the ability of depositor's to withdraw amounts from their bank accounts and the repeal of the Convertibility Law and devaluation of the peso.

The fixed official rate (1.4 pesos per US dollar) initially set by the Government after the repeal of the Convertibility Law is no longer used. Argentina now operates in a floating rate currency exchange system. The Government has publicly stated that it would intervene if the exchange rate were to go above 2.0 pesos per US dollar. The rate has gone above the target levels and the Central Bank of Argentina has sold approximately US$1 billion in an effort to lower the exchange rate, thereby reducing its international reserves. The Central Bank has thus far been unsuccessful and as of today the rate stood at 3.10 pesos per US dollar. The Government considers the stability and predictability of the exchange rate as central to its effort to instill confidence in the financial system and to control inflation.

Additionally, in order to maintain its economic program, the Government has estimated that it needs from the IMF and multilateral agencies approximately US$ 30 billion over the next two years. The IMF has recently been in Argentina auditing the country's finances. As of today, the IMF has clearly stated that no financial support will be provided to Argentina unless a series of issues are addressed and resolved, such as: (i) monetary policy: the government must control inflation and promote confidence, (ii) fiscal situation: the country must sustain the economy creating a viable system for social security, (iii) external debt: the country must reestablish contact with foreign creditors, (iv) legal reform: reform of certain laws and the working of the judiciary system; and (v) currency alternatives: the implementation and scheduling of a plan to eliminate (buy back or otherwise cancel) all regionally issued currency alternatives, which consist primarily of bonds used as currency.

The exit from the Convertibility Law and the continued devaluation of the peso against the US Dollar have severely impacted the cash flow of CableVisión in US dollar terms. All of CableVisión revenues are peso generated (including an increased participation in provincial bonds), while a portion of its costs and more than 90% of its debt is denominated in US Dollars. In light of this CableVisión, like many other Argentine issuers, is not presently able to make interest or principal payments on its dollar-denominated debt.

On March 4, CableVisión announced that it would not make a US$ 6.25 MM interest payment due on its US $100,000,000 12.5% Notes due March 2, 2003.

On February 15, the Company reported that it had not reached an agreement to extend the maturity of its US$100,000,000 Floating Rate Notes due February 15, 2002.

The following discussion of the Company's fourth quarter results does not reflect the exit from the Convertibility Law and the continued devaluation of the peso against the US dollar, rather it reflects the one peso to one US dollar exchange rate that was in place until the end of 2001.

Fourth Quarter 2001 vs. Third Quarter 2001

During the fourth quarter of 2001, CableVisión had net revenues from services provided of Ps. 131.5 million, an increase of 1.4% compared to Ps. 129.7 million registered in the third quarter of 2001. The increase is attributable to (i) higher premium revenues, due to a higher number of soccer matches played in the local championship during the fourth quarter of 2001, and (ii) higher revenues in FiberTel, CableVisión's high speed internet access Company, due to the increase in its subscriber base. This increase was partially offset by the lower average revenue per subscriber as a consequence of the price competition faced by the Company in many cities of the country and the deep recession that Argentina is going through.

During the fourth quarter of 2001, CableVisión was able to maintain most of its subscriber base compared to the previous quarter. Although, during October and November CableVisión's subscribers increased by 5,000, in December, as a consequence of the imposition of restrictions on the ability of depositor's to withdraw amounts from bank accounts, the Company lost approximately 8,500 subscribers and experienced a sharp drop in collections. Collections for December were 83% of revenues, as compared to an average of 96% for the prior 11 months. This situation, when combined with the increase of provincial bonds in CableVisión's collections to almost 12% of total collections in December, is putting pressure on CableVisión's cash flow. During the first months of 2002, the use of provincial bonds to pay CableVisión's account receivable continued to increase. It is unclear if Cablevision will be able to offset this increased collection in provincial bonds with expenses paid with these.

The annualized churn rate increased from 27.8% in the third quarter of 2001 to 30.3% in the fourth quarter of 2001, as a consequence of the current environment and the competition that the Company is facing in certain regions of the country.

Programming cost increased by 6.8% to Ps. 39.9 million in the fourth quarter of 2001 from Ps. 37.4 million in the third quarter of 2001. The increase is mainly due to a higher number of soccer matches played for the local championship in the fourth quarter of 2001.

CableVisión's salaries, social security taxes and other payroll expenses were consistent with prior levels, registering Ps. 22.2 million during the fourth quarter of 2001, compared with Ps. 21.4 million in the third quarter of 2001.

Depreciation expense slightly increased by 1.4% to Ps. 21.7 million in the fourth quarter of 2001 from Ps. 21.4 million in the third quarter of 2001. The increase is attributable to CableVisión's ongoing capital expenditures plan.

Other costs increased to Ps. 35.8 million from Ps. 26.0 registered in the third quarter of 2001. The increase was principally driven by a recovery of approximately Ps. 8.0 million in COMFER charges registered during the third quarter of 2001 following Decree N°1008/2001 and a higher bad debt charge of approximately Ps. 3.0 million compared to the previous quarter. This charge is due to the current economic environment in Argentina, which resulted in a drop in collections during December, increasing CableVisión's receivables from services in approximately Ps. 5.5 million compared with the third quarter of 2001.

Financial interest expense in the fourth quarter slightly increased from Ps. 29.0 million in the third quarter of 2001 to Ps. 29.3 million in the fourth quarter of 2001. The increase is due to a higher level of interest rates in the Argentine financial market, which was almost completely offset by the reduction in the cost of CableVisión's LIBOR-based debt and the gradual reduction in interest tax started in January 2001.

As a result of the factors described above, CableVisión's net loss for the fourth quarter of 2001 was Ps. 41.6 million compared to Ps. 24.2 million in the third quarter of 2001.

Year 2002 Prospects

In January and February Cablevision's collections have been increasingly affected by the use of provincial bonds and the reduction of active subscribers. The recession (estimated reduction in GDP of over 10% for the first quarter of 2002), has made impossible so far for the company to increase rates in Peso terms. While the company is working on minimizing the incidence of Dollar costs (capital expenditures, programming costs, interest expense), nevertheless margins will continue to suffer as long as the depreciation of the Peso continues.

The consensus opinion of economists in Argentina is that the economy is going to continue to decline, and that recovery is not expected this year. Thus, CableVision estimates its financial results and cash flow will be increasingly affected.

*   *   *

CableVisión is the largest cable Company in Argentina, based on the number of subscribers served which was, as of December 31, 2001, approximately 1.44 million. CableVisión believes that it has the most technologically advanced distribution network in the country. Its network passes approximately 3.5 million homes, of which 85% are passed by cable plant with a bandwidth capacity of at least 450 Mhz, including approximately 50% that are passed by cable plant with a bandwidth capacity of 750 Mhz. CableVisión's shareholders are companies directly or indirectly controlled by Hicks Muse and Liberty Media Corporation.

Cablevisión S.A.
Consolidated Balance Sheets

	4Q 2001	3Q 2001
Current assets		
Cash and banks	12.1	10.3
Investments	0.1	11.6
Trade receivables	41.6	36.1
Other receivables	45.9	56.1
Total current assets	**99.7**	**114.1**
Noncurrent assets		
Other receivables	33.4	32.8
Investments	-	-
Property, plant and equipment	342.8	348.8
Intangible assets	1,050.8	1,073.0
Other assets	0.7	1.5
Total noncurrent assets	**1,427.8**	**1,456.0**
Total assets	**1,527.4**	**1,570.1**
Current liabilities		
Accounts payable	154.1	138.6
Loans	822.7	182.5
Interest payable	18.5	33.0
Payroll and social security taxes	12.7	9.2
Taxes payable	14.7	12.4
Other payables	4.4	8.4
Reserves	7.3	7.8
Total current liabilities	**1,034.4**	**391.8**
Noncurrent liabilities		
Accounts payable	3.5	2.2
Loans	11.6	649.4
Taxes payable	2.9	3.3
Other payables	18.7	18.5
Reserves	23.6	30.9
Total noncurrent liabilities	**60.3**	**704.2**
Total liabilities	**1,094.7**	**1,096.1**
Minority interest in subsidiaries	**0.8**	**0.5**
Shareholders' equity	**431.9**	**473.5**
Total liabilities and shareholders' equity	**1,527.4**	**1,570.1**

Cablevisión S.A.
Consolidated Income Statements

	4Q 2001	3Q 2001
Net revenues from sales and services	131.5	129.7
Cost of sales and services provided	(81.2)	(80.0)
Gross Income	**50.3**	**49.7**
Selling expense	(26.0)	(23.0)
Administrative expense	(12.0)	(11.9)
Loss on affiliates	(0.2)	(0.3)
Amortization of goodwill	(21.0)	(17.0)
Operating income	**(8.9)**	**(2.6)**
Financial interest expense	(29.3)	(29.0)
Other interest expense	(2.3)	(1.6)
Other income (expense)	6.1	8.4
Loss before income tax, and Minority interest in subsidiaries	**(34.4)**	**(24.8)**
Income tax	(7.9)	0.2
Minority interest in subsidiaries	0.7	0.4
Net loss for the period	**(41.6)**	**(24.2)**
EBITDA		
Net revenues from sales and services	131.5	129.7
Programming costs	(39.9)	(37.4)
Salaries and costs related to personnel	(22.2)	(21.4)
Other operating costs	(35.8)	(26.0)
EBITDA	**33.6**	**44.9**
EBITDA / Net revenues from sales and services	25.6%	34.6%
Selected operating data:		
Capital expenditures	18.8	22.0
Homes passed (in thousands)	3,516	3,523
Basic subscribers served (in thousands)	1,438	1,442
Cable modem subscribers	43,900	41,400

Cablevisión S.A.
Consolidated Statements of Cash Flows

	4Q 2001	3Q 2001
Net loss for the period	**(41.6)**	**(24.2)**
Adjustments to reconcile the net loss for the period to net cash provided by (used for) operations:		
Loss on affiliates	0.2	0.3
Depreciation of property, plant & equipment	21.7	21.4
Amortization of intangible assets	22.2	18.2
Increase in allowances and reserves	1.7	3.9
Uncollectable accounts	7.8	4.9
Minority interest in subsidiaries	(0.7)	(0.4)
Changes in assets and liabilities:		
Receivables from services	(13.3)	(6.7)
Other receivables	1.3	(8.5)
Account payable	14.7	13.4
Payroll and social security taxes	3.6	1.7
Taxes payable	2.2	(0.1)
Other payables and reserves	(6.8)	0.1
Interest payable and other	(14.5)	15.0
Net cash provided by (used for) operations	**(1.6)**	**39.2**
CASH USED FOR INVESTMENT ACTIVITIES		
Acquisition of property, plant and equipment and materials	(9.0)	(23.0)
Sale of property, plant and equipment	0.0	0.0
Net cash used for investment activities	**(9.0)**	**(23.0)**
CASH PROVIDED BY FINANCING ACTIVITIES		
Proceeds from loans and other debts	379.8	344.8
Payments of loans and other debts	(380.1)	(350.8)
Increase in loans to affiliates, net	1.2	(0.2)
Net cash provided by financing activities	**0.9**	**(6.2)**
Increase (Decrease) in cash and cash equivalents	**(9.7)**	**10.0**
Cash and cash equivalents at beginning of period	21.9	11.8
Cash and cash equivalents at end of period (1)	**12.2**	**21.9**

(1) Cash and cash equivalents plus investments rapidly converted into cash (investments with original maturity within less than three months).

CableVisión

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABLEVISIÓN S.A.

By: ______________
Name: Mariana Vazquez
Title: General Counsel

Dated: April 10, 2002

NY01:136291.1